REAVES UTILITY INCOME FUND

1290 Broadway, Suite 1100

Denver, CO  80203

February 27, 2008

VIA EDGAR

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549

Re:

Reaves Utility Income Fund

File No. 811-21432

Dear Ms. DiAngelo:

On behalf of the Reaves Utility Income Fund (the “Fund”), I am responding to your telephonic comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2008, regarding its review of the Fund’s (i) Form N-CSR, filed January 7, 2008, (ii) Form NSAR-B, filed December 26, 2007, and (iii) Form N-PX, filed August 23, 2007.

The Fund’s responses to the Staff’s comments are set forth below.  For convenience, the applicable Staff comment is repeated before each response.

Staff Comment 1 (Form N-CSR):  On the first page of the Shareholder Letter (the “Letter”) within the Fund’s Annual Report, as of and for the year ended October 31, 2007 (“Annual Report”), the Staff noted that the website address provided did not properly direct a user to the Fund’s website. The website address provided in the Letter was www.utilityincomefund.com.

Fund Response to Staff Comment 1:

ALPS Fund Services, Inc. (“ALPS”), as the Administrator for the Fund, became aware that the website address shown in the Letter did not properly direct a user to the Fund’s website when a server change occurred on January 1, 2008.  Upon discovering this inadvertent oversight, the problem was immediately corrected so that a user is properly directed to the Fund’s website when accessing the www.utilityincomefund.com link.

Staff Comment 2 (Form N-CSR):  The Report of Independent Registered Public Accounting Firm included in the Fund’s Annual Report as part of Item 1 of the Form N-CSR did not reflect the city and state of the Fund’s independent auditors as required by the rules. The Staff did not request that the Fund amend its Form N-CSR as a result of this comment.

Fund Response to Staff Comment 2:

As part of the review process performed by ALPS for Fund reports and filings, ALPS will ensure that the city and state is included on all future reports from the Fund’s independent auditors filed with the SEC.

Staff Comment 3 (Form N-CSR):  The Staff noted the term of office in the Trustees & Officers section of any shareholder report must be disclosed for all Trustees.  This information was mistakenly excluded from the Fund’s Annual Report.  The Staff did not request that the Fund amend its Form N-CSR as a result of this comment.

Fund Response to Staff Comment 3:

As part of the review process performed by ALPS for Fund reports and filings, ALPS will ensure that this information is properly disclosed in the Trustees & Officers section of all future Fund shareholder reports filed with the SEC.

Staff Comment 4 (Form N-CSR):  With regard to Item 4(d) of the Fund’s Form N-CSR, filed January 7, 2008, the Staff noted that the disclosure under “All Other Fees” should be more comprehensive in its description in accordance with the disclosure requirements of this Item.  The Staff did not request that the Fund amend its Form N-CSR as a result of this comment.

Fund Response to Staff Comment 4:

The amounts reported in Item 4(d) of the Fund’s Form N-CSR, filed January 7, 2008, are related to agreed-upon procedures performed by the Fund’s independent auditors for the Fund’s Auction Market Preferred Shares.  As part of the review process performed by ALPS for Fund reports and filings, ALPS will ensure that the disclosure required pursuant to Item 4(d) of the Fund’s Form N-CSR is provided in all future Fund Forms N-CSR filed with the SEC.

Staff Comment 5 (Form N-PX):  In the Fund’s Form N-PX, filed August 23, 2007, a signature line with the Fund’s Principal Executive Officer’s signature was not properly dated.  The Staff requested that the Fund amend its Form N-PX to include the date of the Principal Executive Officer’s signature.

Fund Response to Staff Comment 5:

The Fund will amend its Form N-PX to reflect the date of its Principal Executive Officer’s signature.

Staff Comment 6 (Form NSAR-B):  The Report of Independent Registered Public Accounting Firm filed as Exhibit 99.77B of the Fund’s Form NSAR-B filed on December 26, 2007, did not reflect the city and state of the Fund’s independent auditors as required by the rules.  The Staff also noted that the date of this Report differed from the Report of Independent Registered Public Accounting Firm included as part of Item 1 in the Fund’s Form N-CSR, filed January 7, 2008.  The Staff stated that the dates on these reports must be the same and requested that the Fund file an amended Form NSAR-B with the appropriate date included on the report filed as Exhibit 99.77B to the Fund’s Form NSAR-B.

Fund Response to Staff Comment 6:

As part of the review process performed by ALPS for Fund reports and filings, ALPS will ensure that the city and state is included on all future reports from the Fund’s Independent Auditors filed with the SEC.

The Fund’s independent auditors have confirmed that the differing dates on its reports was inadvertent and acknowledged and agreed that both reports issued by their Firm for the Fund’s Form NSAR-B, filed December 26, 2007, and Form N-CSR, filed January 7, 2008, should reflect December 20, 2007, the date of the Report included as part of Item 1 of the Fund’s Form N-CSR.  The Fund will file an amended Form NSAR-B with the correctly dated independent auditor’s report filed as Exhibit 99.77B.

* * * * *

The Fund hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•

the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

February 27, 2008

The Fund wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Lauren Motley at ALPS at (303) 623-2577.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary

Reaves Utility Income Fund

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